EXHIBIT 99.1

Osisko Gold Announces Amendment to US$450 Million Appian Credit Facility and Satisfaction of Key Technical Conditions Precedent Following Successful Completion of the Lowhee Infill Drill Program at the Cariboo Gold Project

HIGHLIGHTS
  Appian confirms satisfaction of certain key technical conditions precedent applicable to the remaining undrawn US$350 million under the senior secured project loan facility, following its review of results from the Lowhee infill drilling and ore sorter programs
  Amended credit facility features more favourable terms, including reduced interest rate margins, improved covenants, and an extension of the Company's option to settle accrued interest in kind for an additional 12 months
  Construction readiness activities continue to advance, including detailed engineering, procurement, updated project costs and timing thereof, and project schedule, among other key de-risking initiatives and form part of the remaining conditions precedent to the second draw

TORONTO, Aug. 20, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: OGG, TSXV: OGG) ("Osisko Gold" or the "Company") is pleased to announce that it has entered into an amended and restated credit agreement (the "Amendment") with funds advised by Appian Capital Advisory Limited ("Appian") in respect of its US$450 million senior secured project loan credit facility dated July 21, 2025 (the "Credit Facility"). The Credit Facility was entered into by the Company's wholly owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville"), to finance the development and construction of the Company's 100%-owned, fully permitted Cariboo Gold Project (the "Project").

The Amendment provides the Company with more favourable covenants, reduces the overall cost of capital, and extends the Company's option to settle accrued interest in kind ("PIK") for an additional 12 months. Importantly, following Appian’s review of the results of work completed to date, Appian has confirmed satisfaction of certain key technical conditions precedent to the US$350 million second draw under the Credit Facility, including those related to the Lowhee Zone infill drilling and ore sorting programs, and these conditions have been removed from the Credit Facility pursuant to the Amendment. The second draw remains subject to certain remaining conditions precedent associated with ongoing Project-related construction readiness activities and other customary requirements.

Sean Roosen, Chairman and CEO, commented: "The amended terms of this credit facility provide us with meaningful financial flexibility as we advance the Cariboo Gold Project toward construction readiness. Appian's confirmation that the key technical conditions precedent have been satisfied, including those related to the completed Lowhee infill drilling and ore sorting programs, represents an important validation of the quality of this deposit and the significant de-risking work our team has completed. With the improved economics under the Amendment and US$350 million of additional capital now substantially de-risked, we are well positioned to continue advancing toward our next major development milestones. We thank Appian for its continued partnership and look forward to working together through the next phase of development at Cariboo."

The Amendment provides for a reduction in applicable interest rate margins under the Credit Facility as follows: (i) for the initial draw, 3-month Secured Overnight Financing Rate ("SOFR") plus a margin of 9.00% per annum (reduced from SOFR plus 9.50% per annum), together with the elimination of the 0.10% per annum SOFR adjustment; and (ii) for the second draw and thereafter, SOFR plus a margin of 7.25% per annum (reduced from SOFR plus 7.50% per annum).

All of the existing guarantees, security and other obligations provided for under the Credit Facility remain in full force and effect and have been reaffirmed in connection with the Amendment. Except as expressly amended, all other terms of the Credit Facility remain unchanged. Barkerville paid an amendment fee to Appian in connection with the Amendment.

The description of the Amendment set forth in this news release is a summary only and is qualified in its entirety by the full text of the amended and restated credit agreement dated August 20, 2026 among Barkerville, as borrower, Appian, as lender, TSX Trust Company, as collateral agent, and Appian ODV (Jersey) Ltd., as administrative agent. A copy of the Amendment will be filed on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

About Appian Capital Advisory Limited

Appian Capital Advisory Limited is the investment advisor to long-term value-focused private capital funds that invest in companies in metals, mining, and adjacent industries. Appian is a leading investment advisor with global experience across South America, North America, Australia and Africa and a successful track record of supporting companies in metals, mining, and adjacent industries to achieve their development targets, with a global operating portfolio overseeing approximately 5,000 employees. Appian has a global team of 88 investment professionals, combining financial and technical expertise, with presences in London, Abu Dhabi, New York, Dubai, Belo Horizonte, São Paulo, Beijing, Hong Kong, Toronto, Lima and Perth. For more information, please visit www.appiancapitaladvisory.com.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located within the Company's broader Cariboo regional land package in central British Columbia, Canada, which hosts numerous prospective exploration targets and provides opportunities for future discoveries. Its Cariboo project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskogold.ca or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskogold.ca	Email: prabenok@osiskogold.ca
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements relate to, among other things: the expected benefits of the Amendment, including reduced interest rate margins, improved covenants, and extended PIK interest settlement options; the anticipated satisfaction of remaining conditions precedent to the second draw under the Credit Facility; the Company’s ability to access the remaining US$350 million available under the Credit Facility; the advancement of construction readiness activities, detailed engineering, procurement, and project de-risking initiatives at the Cariboo Gold Project; the Company’s objective of becoming an intermediate gold producer; and the exploration potential and prospectivity of its properties. Forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including: the Company’s ability to satisfy the remaining conditions precedent to the second draw under the Credit Facility; the continued availability of financing under the Credit Facility on the terms described herein; the timing and successful completion of the second draw; the Company’s ability to advance the Cariboo Gold Project through construction readiness on the anticipated timeline and budget; the continued support of Appian and the absence of any event of default under the Credit Facility; the ability to develop the Cariboo Gold Project and its status as being fully permitted; the Company’s objective of becoming an intermediate gold producer; and the exploration potential and potential for future discoveries (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the absence of any work stoppages or suspensions at the Company's projects; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: failure to satisfy remaining conditions precedent to the second draw under the Credit Facility; changes in the terms of the Credit Facility or the occurrence of an event of default thereunder; risks related to the exploration, development and operation of the Cariboo Gold Project; changes in estimated project costs, development timeline, or construction schedule; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in interest rates affecting the cost of borrowing under the Credit Facility; as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.